

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3268

August 24, 2009

Via Facsimile at (650) 463-2600 and U.S. Mail

Joseph M. Yaffe, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

> **Re:** **eBay Inc.**
> **Schedule TO-I filed August 10, 2009**
> **File No. 5-55743**

Dear Mr. Yaffe:

We have reviewed the above filing and have the following comments. All defined terms in this letter have the same meaning as in the Offer to Exchange filed as exhibit 99.(a)(1)(i) to the Schedule TO-I, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Offer to Exchange, cover page and pages i-iii

1. You state on page i of your Offer to Exchange that option holders are only eligible to participate in the offer if they do not reside in a country where the offer is prohibited under local regulations as of the date of completion. We also note similar statements on pages iv and 56. The all-holders provision in Rule 13e-4(f)(8)(i) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in Section II.G.1

of Release No. 34-58597. While the Commission's March 21, 2001 Global Exemptive
Order provides some relief from the requirement to make a tender offer available to all
target security holders, you must establish that your eligibility criteria excluding certain
holders of target securities are compensation-related. Please explain in your response
letter how the exclusion of employees in certain foreign jurisdictions is related to a
compensatory purpose, or revise to include them in the offer.

2.   Refer to the last sentence in the first paragraph on page ii. It appears that the amount of
the cash payment in exchange for certain option holders' tendered options will not be
determined until the expiration date of the offer. Thus, option holders will not know all
of material terms of the offer until shortly before or even after the expiration time, which
is inconsistent with Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please
advise, or revise your offer. If you revise your offer, please consider providing sufficient
time for these option holders to consider whether to tender or withdraw following the
announcement of the material terms of the offer. In this regard, Rules 13e-4(f)(1)(ii) and
14e-1(b) require that you extend the offering period for any increase or decrease in the
consideration offered so at least ten business days remain in the offer after the
information is first sent to option holders. If you do not intend to revise the offer in
compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a
legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii)
and 14e-1(b). Also consider providing these option holders with a means, such as a web-
based tool, that would enable them to ascertain the possible amount of cash they would
receive based on hypothetical closing prices throughout the remainder of the offering
period.

Conditions of the Offer, page 42

3.   In the fourth bullet point on page 43, you condition your offer on there not being "any
rules or regulations" that have been "enacted, enforced, or deemed applicable to eBay."
This condition may be so broad as to render the offer illusory. Revise your disclosure so
that the condition is specific and capable of objective verification when satisfied.

Legal Matters, page 52

4.   You state that you will not grant RSUs if you are prohibited by law from doing so. While
you may condition your offer on compliance with applicable law, all conditions other
than regulatory approvals must be satisfied or waived prior to the expiration of the offer.
See Rule 14e-1(c). Please revise.

Closing

As appropriate, please amend your filing in response to these comments. You may wish
to provide us with marked copies of the amended filing to expedite our review. Please furnish a
cover letter with your amended filing that keys your responses to our comments and provides

any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions